October 8, 2008
Mr. Craig G. Wilson
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re:	HMS Holdings Corp.
Form 10-K for the Year Ended December 31, 2007 (filed March 14, 2008)
Schedule 14A (filed April 29, 2008)
Form 10-Q for the Quarterly Period ended March 31, 2008 (filed May 15, 2008)
(File No. 000-50194)

Dear Mr. Wilson:
     I am the Chief Financial Officer of HMS Holdings Corp. (the “Company”). I hereby submit via EDGAR transmission, the Company’s response to the letter, dated September 25, 2008 (the “Comment Letter”), from Craig D. Wilson, Senior Assistant Chief Accountant, whereby the Company was informed of the further comments of the Staff with respect to above-referenced filings and our letter with respect thereto, dated August 8, 2008.
     Set forth below are the Staff’s comments in italics together with the Company’s response to the comments. Please be advised that the captions and paragraph numbers in the Company’s response refer to the corresponding captions and paragraph numbers set forth in the Comment Letter.
Form 10-K For the Fiscal Year Ended December 31, 2007
Consolidated Statements of Income, page 31
1.	We have read your response to prior comment 1 and believe that you are required to present selling, general and administrative costs in a separate line in the consolidated statements of income following the requirements of Item 5-03 (b) (4) of Regulation S-X. We note that you characterize as typical selling, general and administrative costs (“SG&A”) your “other operating costs” which are an accumulation of other third party costs not directly associated with service revenues. It appears that SG&A amounts included in that line would appear to be material to your income statement notwithstanding the omission of other corporate related costs you indicate reside in the compensation, occupancy and information technology. Please tell us the amounts included in the various line items that you believe would comprise SG&A for the reported periods and if material you should comply with Item 5-03(b)(4) of Regulation S-K.
As noted in our previous response letter, we believe that the current structure of our statement of operations provides our stakeholders’ with a measurable and transparent view of our operations and changes therein from period-to-

period. Further, we stated that this presentation format is consistent with the manner in which our systems produce operating results internally and how we evaluate our own performance. The format of our statement of operations as currently presented has been consistently shown in this manner since our initial public offering in 1992.
However, we respectfully acknowledge the Staff’s reference to Item 5-03(b)(4) of Regulation S-X that requires the presentation of a selling, general and administration (SG&A) line item on the statement of operations. We believe that in adopting this approach, the amounts that would be reclassified out of each line item on our statement of operations into a SG&A line would be material.
Currently, our internal systems are designed to accumulate and extract data in a manner consistent with the format in the statement of operations. We will reconfigure our systems to extract historical data in a format that will be consistent with a more traditional statement of operations as required under Item 5-03(b)(4) of Regulation S-X. We believe it will likely take several weeks for us to modify our reporting structures, update our computer support systems, verify the data integrity of the changes being made, generate new internal financial reports and educate our stakeholders as to the new format and content of our statement of operations.
Accordingly, we agree with the Staff’s guidance and are advising the Staff that we propose to modify our presentation format to comply with the requirements of Item 5-03(b)(4) of Regulation S-X on a prospective basis beginning with our next annual filing. An example of the modified format to be included in our 2008 Form 10-K is as follows:

Fiscal year ended December 31,
Revenues
Cost of Services
Compensation
Data processing
Occupancy
Direct project cost
Other operating cost
Amortization of intangibles
Total cost of Services
Selling, general and administrative expenses
Operating income
Notes to Consolidated Financial Statement
Note 1-Summary of Significant Accounting Policies
(k) Revenue Recognition, pages 35 and 36
1.	We note your response to prior comment 5 in which you state that you did not have any revenue arrangements with multiple deliverables during the periods presented in the Form 10-k for the year ended December 31,

2007. Your disclosures on page 35, however, suggest that your arrangements may include the delivery of more than one element. In this regard, it appears that you are providing both implementation services and transaction-based services. Please tell us the relative significance of each revenue stream to total revenue, whether you provide both types of services to the same customers and explain why you do not believe that the provision of these apparently separate service elements is within the scope of EITF 00-21.
The significance of each of our revenue streams as reported for the fiscal years ended being referenced is provided in the table below:

(Dollars in millions)
Fiscal year ended December 31,	2007	2006	2005
Total revenue	$146.7	$87.9	$60.0
Revenue related to transaction based services	$145.5	$87.2	$55.0
Revenue related to implementation fees	$1.2	$0.7	$1.0
As detailed above, the revenue recognized associated with implementation fees was approximately 1-2% of total revenue in the years presented. In all cases, implementation fees are associated with customer contracts for transaction based services. Historically, we have recorded revenue relating to non-refundable implementation fees over the implementation period given their relative insignificance to the overall contract. Implementation fees are used to recover our upfront costs incurred for customized programming set-up cost associated with a customer contract.
We acknowledge the Staff’s comment regarding EITF No. 00-21 noting that our customized set-up programming provided to our customers has no standalone value given they are directly related to and associated with our transaction based customer contract and should be combined as a single unit of accounting.
We further analyzed our customer contracts and any related implementation fees charged during 2007, 2006 and 2005 to determine the impact had we recognized the implementation fees over the term of the contract rather than the implementation period.

(Dollars in millions)
Fiscal year ended December 31,	2007	2006	2005
Total revenue	$146.7	$87.9	$60.0
Implementation fee revenue recognition:
Over the implementation period — as reported	$1.2	$0.7	$1.0
Over the term of the contract — under EITF 00-21	$1.0	$0.7	$0.5
Difference	$0.2	$0.0	$0.5
We believe that the above table demonstrates that had we recognized the implementation fees over the term of the contract rather than the implementation period, the impact would have been immaterial to our reported results.

We advise the Staff that going forward, we will treat implementation fee revenue as a single unit of accounting and we will recognize that revenue over the term of the customer contract to which is applies. We have also concluded that the revenue related to implementation fees is immaterial in relation to total revenue and thus propose to remove the reference to EITF No. 00-21 from future filings.
* * *
          The Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	It may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
          I trust that the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the matters discussed in this letter, please contact me at 212-857-5940.
Very truly yours,
Walter D. Hosp
Senior Vice President and
Chief Financial Officer

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